EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars, except ratio)

	For the Three Months Ended September 30, 2015	For the Nine Months Ended September 30, 2015

Earnings before income taxes	$7,688	$8,640

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	72	16
Dividends from less than 50% owned affiliates	–	58
Fixed charges	190	630
Interest capitalized, net of amortization	(3)	(6)

Earnings available for fixed charges	$7,947	$9,338

Fixed charges:
Interest incurred:
Interest expense	$161	$547
Capitalized interest	3	6

	164	553
Portion of rent expense deemed to represent interest factor	26	77

Fixed charges	$190	$630

Ratio of earnings to fixed charges	41.8	14.8